PodTV LLC

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents



Independent Accountant's Review Report

Jeffrey White
PodTV LLC
Berwyn, PA

We have reviewed the accompanying financial statements of PodTV LLC (the LLC), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of PodTV LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has relied on debt financing and has experienced losses from operations since inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____

Philip Debaugh, CPA

OWINGS MILLS, MD
August 3, 2022

PodTV LLC
Balance Sheet (Unaudited)
As of December 31, 2021 and 2020

	Note	2021	2020
		$	**$**
Assets			
Current Assets			
Cash and cash equivalents	1.g	223,370	-
Receivables	1.h	26,000	-
Total Current Assets		249,370	-
Noncurrent Assets			
Content license intangible, net	1.i	30,556	-
Total Noncurrent Assets		30,556	-
Total Assets		279,926	-
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accrued interest	2	40,763	-
Total Current Liabilities		40,763	-
Noncurrent Liabilities			
Convertible notes	2	600,000	-
Total Noncurrent Liabilities		600,000	-
Total Liabilities		640,763	-
Members' Equity			
Members' capital	4	3,500	-
Retained Earnings (Accumulated Deficit)		(364,337)	-
Total Members' Equity		(360,837)	-
Total Liabilities & Members' Equity		279,926	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

PodTV LLC

Statement of Income (Unaudited)

For the years ended December 31, 2021 and 2020

	2021	2020
	$	**$**
Gross Profit (Loss)		
Revenues	58,400	-
Cost of Revenues	60,202	-
Gross Profit (Loss)	(1,802)	-
Operating Expenses		
Salaries and wages	171,342	-
Legal and other professional fees and services	48,185	-
Advertising and promotion	41,964	-
Other operating (income) expense	31,181	-
Office supplies	5,836	-
Travel	2,397	-
Insurance expense	710	-
Meals and entertainment	603	-
Intangible asset amortization	19,444	-
Total Operating Expenses	321,662	-
Other Income (Expense)		
Interest expense	(40,873)	-
Net Income (Loss)	(364,337)	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

PodTV LLC
Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2021 and 2020

	Common Membership Units	Retained Earnings (Accumulated Deficit)	Total Members' Equity
	$	$	$
Balance at December 11, 2020	-	-	-
Net income (loss)	-	-	-
Balance at December 31, 2020	-	-	-
Net income (loss)	-	(364,337)	(364,337)
Issuance of 10,000,000 shares of Common Membership Units	3,500	-	3,500
Balance at December 31, 2021	3,500	(364,337)	(360,837)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

PodTV LLC
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2021 and 2020

	2021	2020
	$	$
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(364,337)	-
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	19,444	-
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(26,000)	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	40,763	-
Net Cash Provided by (Used in) Operating Activities	(330,130)	-
Cash Flows from Investing Activities		
Purchase of licenses	(50,000)	-
Cash Flows from Financing Activities		
Proceeds from issuance of convertible notes	600,000	-
Proceeds from issuance of Member Units	3,500	-
Net Cash Provided by (Used in) Financing Activities	603,500	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	223,370	-
Cash, cash equivalents, and restricted cash at beginning of year	-	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	223,370	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

PodTV LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

PodTV LLC (the Company) is a streaming video content service utilizing Over The Top (OTT) streaming TV as a distribution method for streaming content. The Company attains content through two primary methods, licensing and original programming created by the Company. The programming is curated into genre specific libraries which are then distributed via smart TV's and streaming platforms and smart phone apps as well as a live linear streaming TV channel made available through Smart TVs, the Company's apps and genre-specific websites. The Company's service is global with distribution across the world. The Company generates revenue through three primary methods; show and netowrk sponsorships, cross network advertising, pay-per-view and live events

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

PodTV LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Concentration of credit risk

The Company maintains its cash with a major financial institution, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of deposits held at financial instutions.

h. Receivables

Accounts receivable are recorded at the amount that the Company expects to collect on gross customer trade receivables. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

PodTV LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

The Company's receivables consist of a balance from its largest customer and as of December 31, 2021, the Company had not allocated an allowance for doubtful accounts.

i. Intangible Assets

Intangible assets are stated at their historical cost and and amortized over their useful life. Intangible assets recognized on Company's books are for content licenses which grant the Company exclusive audio and visual rights for programming and the right to distribute the programming over an 18 month period ending December 31, 2022. These intangible assets are presented net of accumulated amortization. As of December 31, 2021 the accumulated amortization on the Company's content licenses was $19,444 and this amount was recognized as amortization expense for the year ended December 31, 2021.

The Company reviews its long-lived assets, including finite-lived intangible assets which are held and used in its operations, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss.

At December 31, 2021, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

j. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

PodTV LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

The Company's revenues are predominately driven by advertising, brand and sponsorships, pay-per-view, live events. Clients that are brand advertisers negotiate for a certain level of ad placement and/or exposure at a given price. Client advertising agreements contain specific milestones such as a minimum number of views delivered. Clients are invoiced for the services rendered once milestones are met and at that point the Company recognizes the associated revenue. For pay per view and live events, payment is collected prior to delivering the event and revenue is recognized once the event is completed.

k. Cost of goods sold

Cost of goods sold includes the following expenses; platform service, maintenance, hosting fees, and content production costs that are related to internally developed content.

2. Convertible notes

During 2021, the Company issued convertible notes payable to six investors for a total of $500,000 and $100,000 in convertible notes to its founder and CEO. The convertible notes payable carry a 10% interest rate per annum and mature two years from the date of the note The convertible notes payable grant the holder the right to convert the outstanding principal balance and unpaid accrued interest into shares of the Company's equity securities issued in connection with and upon the closing in one or more related transactions of the Company's next equity financing in which gross aggregate proceeds to the Company exceed $2 million. The number of shares issued in the Next Equity Financing to be issued upon such conversion shall be based on a conversion price equal to the product of 90% and the price paid per share to the Company in the Next Equity Financing, capped such that, for the purposes of this Note, the fully-diluted valuation of the Company just prior to the Next Equity Financing will not exceed $10 million. If the holder converts upon the occurrence of the due date or sale of the Company, the conversion will be made at a fully diluted valuation of the Company at $9 million.

The Company recorded $40,763 in accrued interest expense during the year ended December 31, 2021. As of December 31, 2021, the total outstanding balance of the convertible notes payable was $600,000.

3. Commitments and contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

PodTV LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

4. Member's equity

The Company has authorized a total of 50,000 Membership Units, composed of 35,000,000 Common Units and 15,000,000 Preferred Units. As of December 31, 2021, 10,000,000 Common Membership Units were issued and outstanding.

5. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the years ended December 31, 2021 the Company incurred losses from operations and the Company has relied on debt financing to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management believes the risk has been mitigated by its recent success in generating ad and sponsorship revenues, the fact that much of its costs in 2021 were one-time ramp up expenditures and that going forward the majority ongoing costs are fixed and will not rise at the same rate as revenues and its access to additional financing from its current group of investors. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. Subsequent events

Management evaluated all activity of the Company through August 3, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.